Fording Canadian Coal Trust
Suite 1000, 205-9th Avenue SE
Calgary, Alberta Canada T2G 0R3
(403) 260-9800

VIA EDGAR TRANSMISSION

March 14, 2007

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:

Fording Canadian Coal Trust Form F-3 (File No. 333-141253)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Fording Canadian Coal Trust (“Fording”) requests the withdrawal of Fording’s Registration Statement on Form F-3, file number 333-141253 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on March 13, 2007.  The Registration Statement is being withdrawn because the filer used the wrong EDGAR tag lines. Fording intends to file a new registration statement with the Commission shortly using the correct EDGAR tag lines. No sales of Fording securities have been or will be made pursuant to the Registration Statement filed with the Commission on March 13, 2007.

Fording requests that the Commission consent to this application on the grounds that withdrawal of the incorrectly filed Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Fording hereby requests that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement on March 13, 2007 be credited to Fording’s account to be offset against the fee relating to the new registration statement to be filed with the Commission by Fording on March 14, 2007.

If you have any questions, please contact Jason Comerford of Osler, Hoskin & Harcourt LLP at (212) 907-0533.

Very truly yours,

FORDING CANADIAN COAL TRUST

/s/ James F. Jones

By:

James F. Jones
Title:

Vice President Human Resources and Legal